July 23, 2014

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Export-Import Bank of Korea

The Republic of Korea

Post-Effective Amendment No. 6 to

Registration Statement under Schedule B

File No. 333-180273

Filed July 16, 2014

Dear Ms. Quarles:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated July 18, 2014, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-180273) (the “Registration Statement”) filed with the Commission on July 16, 2014. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Post-Effective Amendment No. 7 to the Registration Statement (“PEA No. 7”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of PEA No. 7.

Ms. Ellie Quarles

July 23, 2014

Overview, page 3

1.	We note your response to comment 2 in our letter dated July 2, 2014. Please reconcile the amounts disclosed as KEXIM’s authorized capital following the Government’s January 2014 amendments to the KEXIM Act. The amount of authorized capital is disclosed as ￦15 billion on page 3 but ￦15,000 billion on pages 4 and 5.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 3.

Government Finance, page 200

2.	We note your response to comment 19 in our letter dated July 2, 2014. Please expand the discussion of the budget by disclosing revenues and expenditures by additional categories.

In response to the Staff’s comment, the Registrants have added disclosure on page 199.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

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We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or PEA No. 7 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Kyung-taek Shin, The Export-Import Bank of Korea
Sang Hun Kim, The Export-Import Bank of Korea
Suk-Kwon Na, The Republic of Korea